CUSIP NO. 204429104	13G	Page 19 of 19

Exhibit 99.2

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company.
First State Investment Management (UK) Limited	IA (UK registered)
First State Investments International Limited	IA (UK registered)
First State Investments (Singapore)	IA (SNG registered)
Colonial First State Investments Limited	IA (AU registered)